

Mail Stop 3030

September 2, 2016

Via E-mail
Faraj Aalaei
President and Chief Executive Officer
Aquantia Corp.
105 E. Tasman Drive
San Jose, California 95134

> **Re: Aquantia Corp.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 19, 2016**
> **CIK No. 0001316016**

Dear Mr. Aalaei:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

The average selling prices, page 17

1.   If your material contracts provide for more than one price reduction as suggested by your response to prior comment 2, please revise this risk factor to clarify.

Letter Agreement, page 119

2.   Please reconcile your disclosure in the first paragraph that you "are not under any contractual obligation to develop [y]our products under this letter agreement" with section 1.1 of exhibit 10.13.

3.   Please quantify the "additional licensing fees" and royalties mentioned in the second paragraph, and file the related-party agreement as an exhibit.

Principal Stockholders, page 122

4.   We note your response to prior comment 9. Please identify the natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares addressed by footnote 4.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                    Sincerely,

                                    /s/ Russell Mancuso

                                    Russell Mancuso
                                    Branch Chief
                                    Office of Electronics and Machinery

cc: Babak Yaghmaie